UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

August 9, 2017

YANDEX N.V.

Schiphol Boulevard 165

1118 BG Schiphol

Netherlands

+31 (0)20 206 6970

(Address, Including ZIP Code, and Telephone Number,

Including Area Code, of Registrant's Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X Form 40-F   ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Furnished as Exhibit 99.1 to this Report on Form 6-K is a press release of Yandex N.V. dated August 9, 2017, announcing that Yandex.Market and Sberbank are joining forces to boost e-commerce development.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YANDEX N.V.

Date: August 9, 2017By: /s/ Greg Abovsky

     Greg Abovsky

     Chief Financial Officer

INDEX TO EXHIBITS

Number	Description
99.1	Press Release of Yandex N.V. dated August 9, 2017, announcing that Yandex.Market and Sberbank are joining forces to boost e-commerce development.